Filed by Engility Holdings, Inc. pursuant to Rule 425 under

the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Engility Holdings, Inc. and TASC Parent Corporation

Commission File No. 001-35487

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

EGL—Engility Holdings, Inc. Conference Call To Discuss Its Third

Quarter 2014 Financial Results And Its Definitive Agreement To Acquire

TASC

EVENT DATE/TIME: OCTOBER 28, 2014 / 9:00PM GMT

ADDITIONAL INFORMATION FOR STOCKHOLDERS

In connection with the proposed merger, Engility Holdings (“Engility”) will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy/consent solicitation statement of Engility and TASC Parent Corporation (“TASC”) and a prospectus of Engility, as well as other relevant documents concerning the proposed transaction. Engility will mail the definitive joint proxy/consent solicitation statement/prospectus to the Engility and TASC stockholders. STOCKHOLDERS OF ENGILITY AND TASC ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy/consent solicitation statement/prospectus (when available) and other filings containing information about Engility at the SEC’s website at www.sec.gov. The joint proxy/consent solicitation statement/prospectus (when available) and the other filings may also be obtained free of charge at Engility’s website at www.Engilitycorp.com under the tab “Investor Relations,” and then under the heading “SEC Filings.”

Engility, TASC and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Engility stockholders in connection with the proposed merger. Information about the directors and executive officers of Engility and their ownership of Engility common stock is set forth in the proxy statement for Engility’s 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 11, 2014.

Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy/consent solicitation statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraphs.

NO OFFERS OR SOLICITATIONS

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CORPORATE PARTICIPANTS

David Spille Engility Holdings Inc.—VP IR & Corporate Communications

Tony Smeraglinolo Engility Holdings, Inc.—President, CEO

Mike Alber Engility Holdings, Inc.—SVP, CFO

Craig Reed Engility Holdings, Inc.—SVP Strategy and Corporate Development

John Hynes TASC, Inc.—President, CEO

CONFERENCE CALL PARTICIPANTS

Brian Kinstlinger Maxim Group—Analyst Brian Ruttenbur CRT Capital Group—Analyst William Loomis Stifel Nicolaus—Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Engility third-quarter 2014 earnings and TASC acquisition conference call. My name is Philip, and I’ll be your operator for today. At this time, all participants are now in listen-only mode, and later we will be conducting a question-and-answer session. (Operator Instructions.) As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the call over to your host for today, Mr. Dave Spille, Vice President of Investor Relations and Corporate Communications. Please proceed.

David Spille—Engility Holdings Inc.—VP IR & Corporate Communications

Thank you, Philip. Good afternoon, everyone, and thank you for joining us. Please note that we have provided presentation slides on the Investor Relations section of our website. On the call with me today are Tony Smeraglinolo, President and CEO of Engility; Mike Alber, Senior Vice President and CFO of Engility; Craig Reed, Senior Vice President of Strategy and Corporate Development of Engility. And we’re also pleased to be joined by John Hynes, President and CEO of TASC, who will become COO of the combined Company.

Earlier today, Engility announced its operating results for the third quarter of 2014, as well as its intended acquisition of TASC. The details on our third-quarter results and the TASC acquisition can be found in separate press releases we issued earlier this afternoon. The purpose of today’s call is to discuss our third-quarter operating results and the TASC acquisition.

Your should be aware that the overview of our third-quarter results and the TASC acquisition, as well as our responses to your questions, may contain forward-looking statements related to future events, trends, and performance of the Company as well as the acquisition of TASC and estimated results of the combined Company, which are subject to risks, uncertainties, and assumptions. All statements other than historical facts included in their discussion, including but not limited to the statements regarding anticipated future events, anticipated future trends, anticipated future performance of the Company, the timing and closing of the TASC acquisition, the expected benefits of the transaction, expected performance and future business plans, and any assumptions underlying any of the foregoing, are forward-looking statements.

Should any of these risks or uncertainties or materialize, or should our assumptions prove to be incorrect, actual Company results and actual effects of the transaction on the Company could differ materially from these forward-looking statements. A discussion of risks, uncertainties, and assumptions related to the acquisition and the estimated impact on the Company, as well as the other information on potential risk factors that could affect our

OCTOBER 28, 2014 / 9:00PM, EGL - Engility Holdings, Inc. Conference Call To Discuss Its Third Quarter 2014 Financial Results And Its Definitive Agreement To Acquire TASC

financial results, are described in this afternoon's press releases and the accompanying investor presentation and in the reports we file with the SEC, including our 2013 Form 10-K and our 2014 Form 10-Qs. We do not undertake any obligation to update forward-looking statements.

Management will also make reference to non-GAAP financial measures during this call. We remind you that these non-GAAP financial measures are not substitutes for their comparable GAAP measures, and reconciliations required by SEC rules are included in the earnings press releases and related presentation slides.

I will now turn the call over to Tony.

Tony Smeraglinolo - *Engility Holdings, Inc. - President, CEO*

Thanks, Dave, and good afternoon, everyone. We appreciate you joining us on such short notice today. We have a lot of exciting news to discuss, and I'd like to walk you through the agenda for the call.

First, I will go through a high-level overview of the quarter and the dynamics that drove our results. Next, Mike will provide the details of our financial results. After this, I will change gears to the discussion of our transaction with TASC and take you through the strategic rationale and the significant benefits we expect to deliver to all of our stakeholders. Finally, I will recap the financial terms of the transaction, and then Mike, John, Craig, and I will open up the call for your questions.

We are pleased with our third-quarter results. We achieved revenue of $345 million, which was in line with our expectations. In addition, our strong adjusted operating margin of 8.9% and our adjusted EPS of $0.86 exceeded our expectations as a result of continued focus on cost efficiencies. Our success in driving cost efficiencies has enabled us to increase our earnings guidance today.

As expected, we experienced strong award activity to start the second half of 2014, including a number of significant contract wins during the quarter. This allowed us to achieve a book-to-bill ratio of 1.2, which is the highest level we have achieved since becoming an independent publicly traded company in 2012.

In addition, we continue to see the benefits of our DRC acquisition, which we closed in January. This transaction has been very successful on many fronts. DRC has continued to meet its financial targets, and our teams have continued to collaborate on opportunities that are driving new business wins. We have also continued to execute against our integration schedule.

In the interest of time, I won?t go through all of our significant wins for the quarter, but I did want to highlight a few of them, including a $50 million task order to support the VA's Veterans Benefits Management System records program; a $43 million contract for new work to provide system engineering, design, prototype, and testing and evaluation for shipboard and shore-based electronic systems under a program supporting the Naval Air Warfare Center Aircraft Division; a $25 million contract to provide technical advisory services to USAID and the Rwandan government; a $23 million award to provide engineering and analytical support to help the US Department of Transportation and the FAA implement the next-generation Air Traffic Control system; and a prime position on the OASIS contract, a government-wide IDIQ contract that will be administered by GSA.

In addition, we won a number of other awards we can't discuss at the moment, since we are still awaiting customer approval on their announcements, but we look forward to announcing the details in due course. As evidenced by these wins, we continue to gain traction from the federal civilian market and continue to diversify our business away from in-theater activities.

We are also pleased with our customers' positive response to our business model and are confident we are demonstrating our value proposition to our customers, who appreciate the high level of service we offer at the best price.

Despite the number of awards we won during the quarter, we still have more than $1 billion in submitted proposals under evaluation by our customers, which illustrate our continued healthy pace of proposal activity. We believe these strong wins and the potential for these proposals position us well for the near and longer term.

3

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

OCTOBER 28, 2014 / 9:00PM, EGL - Engility Holdings, Inc. Conference Call To Discuss Its Third Quarter 2014 Financial Results And Its Definitive Agreement To Acquire TASC

Now I would like to turn the call over to Mike to provide additional details for the quarter.

Mike Alber - *Engility Holdings, Inc. - SVP, CFO*

Thank you, Tony. I will be brief in my discussion today regarding our third-quarter results so we can focus the majority of our time on the TASC acquisition. As usual, we will be discussing our 2014 third-quarter financial results on an adjusted basis, which excludes $1 million of restructuring costs, $2 million of integration costs, and $2 million of additional amortization of intangible asset expenses associated with our DRC acquisition. We believe our adjusted numbers provide a meaningful comparison to our GAAP financial results. Please note that we have provided a GAAP reconciliation in our press release issued this afternoon.

As Tony indicated, we are pleased with our third-quarter results. Our revenue results were in line with our expectations, and we reported strong profitability that exceeded our expectations, which is enabling us to increase both our GAAP and adjusted earnings per share guidance. We also lowered our DSO by 7 days compared to last year and generated solid cash flow.

Turning to Slide 5, we reported revenue of $345 million, which is up $6 million from the same period last year. The increase was primarily driven by a $21 million increase in federal civilian revenue, offset by an $11 million decrease in DoD-related revenues. The DoD decrease was primarily due to a $21 million reduction in Afghanistan-related revenue. DRC contributed $61 million in revenue during the quarter, of which $24 million was federal civilian-related, and $35 million was DoD-related.

Adjusted SG&A expenses of $21 million were lower than expected due to the timing of bid and proposal costs and lower DRC expenses.

Our third-quarter adjusted operating income of $31 million resulted in an operating margin of 8.9%. This was higher than expected due to contract efficiencies, increased funding on certain T&M and fixed-price DoD contracts, and lower DRC expenses. As a result, adjusted earnings per share of $0.86 significantly exceeded our expectations for the quarter.

Now let's turn to the cash flow statement. During the third quarter, we generated $37 million in cash flow from operations, which was in line with our expectations. On a trailing 12-month basis, our free cash flow was $117 million, which translates to a free cash flow yield of 18% and a share price of $35 per share. We remain on track to meet our 2014 guidance.

Moving to backlog and funded orders, funded backlog at the end of 2014 third quarter was $587 million, a 2% increase compared to the third quarter of 2013. Contract funded orders in the third quarter of 2014 were $410 million, a 55% increase compared to the prior-year period. Our book-to-bill ratio for the third quarter of 2014 was 1.2 compared to 0.8 in both the third quarter of 2013 and the second quarter of 2014. On a trailing 12-month basis, our book-to-bill ratio was 0.93.

Turning to Slide 6, I will now discuss our guidance. We are increasing our GAAP and adjusted EPS guidance and reiterating our revenue and cash flow guidance. For 2014, we expect revenue to be between $1.35 billion and $1.45 billion. We are increasing our operating margin and our earnings-per-share expectations to reflect our outperformance in Q3 and our outlook for the remainder of the year.

We now expect our 2014 adjusted operating margin to be between 7.7% and 8.2%. We are increasing our 2014 GAAP diluted EPS guidance to a range of $2.39 to $2.59 and our adjusted diluted EPS guidance range to $2.90 to $3.10. Cash flow from operations is still expected to be between $95 million and $105 million. This includes $9 million to $10 million of DRC integration expenses.

Now I will turn the call back over to Tony to discuss the transaction we announced earlier today with TASC.

Tony Smeraglinolo - *Engility Holdings, Inc. - President, CEO*

Thanks, Mike. We are extremely excited to discuss our definitive agreement under which Engility will acquire TASC, a privately held company controlled by affiliates of KKR and General Atlantic. This all-stock transaction is valued at approximately $1.1 billion, including the assumption of

4

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

OCTOBER 28, 2014 / 9:00PM, EGL - Engility Holdings, Inc. Conference Call To Discuss Its Third Quarter 2014 Financial Results And Its Definitive Agreement To Acquire TASC

$613 million in net debt and the net present value of TASC tax assets. This transaction will create a leading government services company with numerous strategic and financial benefits that will deliver more value for our combined stakeholders than either company could achieve independently.

Slide 9 provides a brief overview of TASC. Founded in 1966, TASC is a trusted partner to the intelligence, defense, and civilian agency customers and is a leading provider of enterprise systems engineering, mission-enabling architectures, and value-based solutions for the national security and public safety markets. They also have a substantial presence in the intelligence community, space, and other markets in which Engility is currently under-represented.

Drawing upon extensive domain knowledge, subject matter expertise, and technical resources, TASC delivers the strategic and tactical insight needed to help customers meet their most complex national security challenges. TASC has approximately 4,000 employees and is a prime contractor on approximately 85% of its work and is expected to generate approximately $1.1 billion in revenue and approximately $90 million in adjusted EBITDA in calendar year 2014.

Now I will discuss some of the compelling strategic and financial benefits of the transaction. Since our successful spin-off and through our recent acquisition of DRC, which created substantial benefits for our stockholders, we have built a strong track record of developing and executing integration strategies that drive meaningful top- and bottom-line synergies. We expect this transaction to extend our track record.

On Slide 10, you will see the numerous strategic benefits of the TASC transaction. We expect this transaction to accelerate our growth strategy of broadening our capabilities, diversifying our customer base, adding substantial scale to our business and increasing our addressable market. TASC enhances Engility's existing broad service offerings by adding capabilities in intelligence analysis, space systems architect analysis, cybersecurity, ISR operations, geospatial intelligence, data analytics, enterprise transformation, test and evaluation, secure cloud computing, and application development. Together, we expect to offer customers an even more comprehensive suite of high-quality offerings to meet their evolving missions and affordability requirements.

Combined, TASC and Engility also will have a much more diversified customer base. TASC will bring more than 850 contracts and task orders to the combined Company that has minimal overlap with Engility's current contract vehicles and customers. These additions will expand and diversify Engility's customer footprint across the government services industry.

After the transaction closes, in addition to the intelligence community, the combined Company will have a meaningful presence and longstanding relationships with an attractive and expanded customer set, including the Air Force, NASA, and the Defense Information Systems Agency, among others.

This transaction will also enhance the Company's position with the Department of Homeland Security, Defense Threat Reduction Agency, the FAA, the Missile Defense Agency, and NAVSEA. We expect this transaction to substantially expand our addressable market opportunity in government services.

As you may know, Engility holds multiple prime IDIQ contract vehicles. These are expected to offer TASC the opportunity to bid as a prime contractor on various competitive new task orders. Additionally, upon the closing, our overall concentration in the defense market will be reduced from approximately 64% to approximately 48%, with roughly 28% of our remaining business with intelligence customers and another 24% of our business with federal civilian agency customers.

As outlined on Slide 13, following the close of the transaction and on a pro forma basis, the combined Company is expected to generate approximately $2.5 billion in revenue and approximately $210 million in combined adjusted EBITDA in 2014. This additional scale will enable us to create a more competitive cost model that will allow us to provide our customers with the same great services we offer today, but at a lower cost.

Together, Engility and TASC will have a diversified and balanced portfolio with a substantially broader services offering, an expanded customer base, and a scale and diversity to create a leader in the government services industry.

5

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

Mike will now summarize the financial benefits of the combination.

Mike Alber—Engility Holdings, Inc.—SVP, CFO

Thanks, Tony. The financial benefits of the transaction are outlined on Slide 13. I am confident this transaction will generate significant value for our stakeholders, including significant opportunities for revenue growth and cost savings.

As we integrate the two organizations, we expect to drive revenue growth synergies by collaborating across teams and platforms similarly to what we achieved through our DRC acquisition. In addition, the combination of Engility and TASC is expected to generate significant cost synergies. We expect to realize approximately $35 million in cost synergies by the end of 2016, with a portion to be realized in 2015. We also expect to achieve

$50 million in run rate cost synergies by 2018. We expect to achieve these synergies by implementing best practices throughout the combined

Company’s operations, as we have done in the past with DRC and post-spin.

The combined Company is also expected to improve its operating margins relative to the standalone forecast, and the transaction is expected to be significantly accretive to 2016 EPS after adjusting for amortization of acquired intangibles and cash taxes.

In addition to the cost synergies we expect to realize, we will benefit from TASC’s approximately $1.4 billion in tax attributes, which have a net present value of $370 million, including net operating loss carry-forwards. This tax asset means that the combined Companies will pay de minimis cash taxes for the next 5 years. These tax attributes will also significantly reduce the Company’s net cash tax expense through 2024, positioning itself to generate substantial free cash flow and rapidly delever.

As a result of our cost savings and the benefits we will derive from these tax assets, we expect to generate significant free cash flow for the combined

Companies. Following the completion of this transaction, we expect to have a strong financial profile with a solid balance sheet.

Tony will now provide an overview of this compelling transaction, which is outlined on Slide 14.

Tony Smeraglinolo—Engility Holdings, Inc.—President, CEO

Thanks, Mike. This is truly a transformational combination. It was approved by the Board of Directors of both companies. The $1.1 billion purchase price represents a multiple of 7.9 times TASC’s estimated 2014 EBITDA after adjusting for the net present value of its tax assets. Engility’s stockholders of record as of the date prior to the closing of the transaction will receive a special cash dividend of approximately $11.40 per share for each undiluted share they own, subject to final adjustments depending on Engility’s diluted share count at the time of closing.

TASC stockholders will receive approximately 18.9 million shares of Engility holdings, representing an approximate ownership stake of 51% in the combined Company on a pro forma, fully diluted basis.

Following the close of the transaction, TASC will merge into a newly-formed subsidiary of Engility. The Company will maintain the Engility Holdings, Incorporated, name and continue to be traded on the New York Stock Exchange under the ticker symbol EGL. Given the strong heritage of both companies in their respective markets, following the closing, the combined Company will continue to serve customers under both the Engility and TASC brands.

I will continue to serve as the President and Chief Executive Officer. And John Hynes, as I previously said, will assume the new role of Chief Operating Officer of the Company. Edward Boykin, Chairman of Engility, and Peter Marino, currently Chairman of TASC, will become non-executive co-Chairs of the Company.

As part of the stockholders’ agreement, which Mike will discuss in a moment, our Board will expand from seven to 11 members, with TASC investors entitled to nominate four members, one of whom will be Peter Marino. Under the terms of the stockholders’ agreement, the public stockholders of Engility will continue to elect a majority of the combined Company’s Board members.

The transaction, which we expect to close in the first quarter of 2015, is subject to the consummation of the contemplated financing as well as closing conditions and regulatory approvals, including clearance under the Hart-Scott-Rodino Antitrust Improvement Act of 1976. The transaction is also subject to approval of both the Engility and TASC stockholders pursuant to a voting agreement that TASC investors have already agreed to vote in favor of and adopt the merger agreement.

I am very confident that this combination is in the best interest of all the stakeholders. I’ll turn it back to Mike to talk about the stockholders’ agreement.

Mike Alber—Engility Holdings, Inc.—SVP, CFO

Thanks, Tony. Looking at our slide presentation, Slide 19 outlines the terms of the stockholders’ agreement with TASC investors, which will become effective upon close of the transaction. The stockholders’ agreement includes the provisions that place certain limitations on the transfer and voting of Engility shares held by the TASC investors.

From a high-level perspective, the agreement includes lock-up provisions lasting for a minimum of 3 years on the sale of Engility’s common stock. Details regarding the lock-up provisions are included in our slide deck, and additional information will be available in our proxy statement and prospectus, which we expect to file as soon as practical.

Very importantly, the stockholders’ agreement and lock-up provisions assist in the preservation of the approximately $1.4 billion of tax attributes, including the net operating loss carry-forwards, and limit TASC investors’ influence over Engility’s management.

As part of the transaction, Engility will be assuming approximately $613 million in existing TASC debt. We will also raise approximately $585 million in debt to refinance our existing debt and to place the special TASC cash dividend. We have received financing commitments from Barclays and Jefferies in connection with the funding of this transaction.

As I previously mentioned, we will be well positioned to generate substantial free cash flow, which we will use to rapidly delever. In fact, at closing we expect a net debt to 2014 adjusted EBITDA of approximately 4.7 times, based on the calculations under the Company’s bank covenants. Due to the strong free cash flow of the combined entities, Engility expects that that will reduce its net debt to trailing 12-month adjusted EBITDA to approximately 2.5 times by the end of 2017, which is a very comfortable level.

We have a strong track record of delevering our balance sheet. As you may know, after our spin-off in 2012, we were able to reduce our enterprise value to trailing 12-month adjusted EBITDA leverage ratio from 2 times to 1.2 times in approximately 1 year. And now, at the end of the December quarter, we expect our leverage ratio to be approximately 2.1 times, which is down from 2.5 times on a pro forma basis as of March 31, 2014, after including the DRC acquisition.

And with this, I will now turn the call over to Tony.

Tony Smeraglinolo—Engility Holdings, Inc.—President, CEO

Thanks again, Mike. I want to conclude this call by reiterating how confident we are about the benefits of this transformational combination. Together we will create a top-tier government services company with numerous strategic benefits, including an expanded customer base, a significantly broader set of capabilities, additional scale, and increased addressable market. We will also have a more competitive cost model that we expect will enable us to provide our customers with the same great services we offer today, but at a lower price.

In addition, this transaction has many financial benefits, including revenue synergies, a substantial increase in cash flow, improved operating margins relative to a standalone forecast, and it’s expected to be significantly accretive to 2016 EPS after adjusting for the amortization of acquired intangibles and cash taxes.

This compelling strategic and financial transaction will benefit all of Engility’s stakeholders, and we expect to be able to complete this transaction while maintaining our strong financial profile and solid balance sheet.

I am excited about our future growth and prospects as a combined entity and look forward to welcoming TASC’s group of talented employees to

Engility. Together, we will build upon our momentum to take the Company into its next phase of growth. And with that, we would like to open up the call for questions. Operator?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions.) Brian Kinstlinger, Maxim Group.

Brian Kinstlinger—Maxim Group—Analyst

Congrats on the transaction. The first question I have, most companies haven’t adopted a new pricing environment like you have. I guess that leads me to assume that — and you can correct me — that TASC hasn’t tried to compete on lower prices as well. So I’m curious if we should expect margins and profitability will be pressured on recompetes. And as it relates to TASC, are they generally in staffing and services, or do they also have solutions as well?

Tony Smeraglinolo—Engility Holdings, Inc.—President, CEO

Brian, there’s a couple of questions there. We have established ourselves as a very efficient provider of services. As we have said repeatedly, we don’t compete on margins, we compete on efficiencies. We compete on our ability to deliver high-quality people to our customers in an efficient

— and we define efficient as timely and cost-competitive — environment. The least component of our pricing is fee, and we don’t compete on fee.

In terms of TASC, this gives them and us the ability to take that great brand, the high-quality folks that they have, and have access and enjoy our price points. We think that’s transformational for TASC, certainly transformational for us as we get the opportunity to expand into customers and capabilities we haven’t had in the past.

Brian Kinstlinger—Maxim Group—Analyst

Again, does that mean that then TASC’s been pricing a little bit higher, because it’s not competing on efficiency, and as a result, on recompetes there should be some adjustments to their revenues and/or profitability?

Tony Smeraglinolo—Engility Holdings, Inc.—President, CEO

Yes. Brian, with the advantage of this, is scale does matter. If you take a look at Engility, we had done a good job of getting our infrastructure costs in place. It now gives us the ability to take that infrastructure cost and take it across a broader base.

TASC also provides that scale and will get the advantages of those price efficiencies and cost efficiencies. They still will be providing high-quality services to their customers. They’re still — the customers are willing to pay them the value or fee associated with that high-quality services that they’re providing. Now, because of our efficiencies, they’re going to be able to provide them at a lower price point. So margins stay the same, price points come down because of efficiencies.

Brian Kinstlinger—Maxim Group—Analyst

Then you’ve highlighted the cuts that you expect to achieve through cost synergies by 2016 and 2018. I think since you’ve had two transaction — one’s the spin-off and one’s the acquisition that you made before this — that you clearly have a track record of taking out costs. But I think that would appear a little bit faster. Obviously, this is a little bit larger transaction. I’m curious why it is going to take such a long time to get the costs out. Is that mostly services — that’s people that are coming out?

Tony Smeraglinolo—Engility Holdings, Inc.—President, CEO

Yes, I think this is the same timeline we had for the DRC acquisition. We closed that transaction in the first quarter of this year. We’ve implemented the integration. As we have reported, we’re doing very well against that integration. But we’re truly going to see the significant uplift in terms of those synergies in 2015. So that same — if you take a look at this timeline, it’s very similar to that. 2015 for TASC will be the year in which we incorporate and integrate the company. We will incur whatever costs are associated with gaining those efficiencies and savings. And that’s why

2016 will be significantly accretive as we go forward, as we see the advantages of those synergies.

We will continue to improve, and that’s why the full amount of synergies will be enjoyed in 2018 and going forward from there.

Brian Kinstlinger—Maxim Group—Analyst

Okay. And then am I calculating right, about $1.5 billion in debt? I think you gave a leverage number. But is it $1.5 billion if I take the existing TASC debt and the debt-funded dividend? Is that right, Mike?

Mike Alber—Engility Holdings, Inc.—SVP, CFO

Brian, it’s just over $1.1 billion of debt.

Brian Kinstlinger—Maxim Group—Analyst

Okay. And then just the last question I have and I’ll get back in the queue, is do you still expect fourth quarter to be your strongest book to bill? I know traditionally, because your bookings are based on funding orders, and that normally is the fourth quarter is the strongest. Is that still the case that you expect for Engility?

Mike Alber—Engility Holdings, Inc.—SVP, CFO

Based on our guidance, we do expect to see a book to bill over 1. Historically, we’ve got several large contracts that we typically tend to see funded orders come in, in the last quarter as well. So our trend has been — we’ve seen a significant pickup in the third quarter, and we’re seeing that same cadence leading into the fourth quarter.

Tony Smeraglinolo—Engility Holdings, Inc.—President, CEO

Hey, Brian, let me also, if you wouldn’t mind me going back to the question you asked me where you said where would we get those cost synergies; is it people? The thing I want to reiterate, as mentioned in the script, that there’s over 11,000 employees. The vast, vast majority of those employees who are supporting customer missions have absolutely nothing to worry about. This is just an enhancement for those employees, that we’re able to provide them the support needed to support their customers in a more efficient fashion.

So this isn’t about headcount reduction. This is about providing more value to our customers and ultimately our shareholders.

OCTOBER 28, 2014 / 9:00PM, EGL - Engility Holdings, Inc. Conference Call To Discuss Its Third Quarter 2014 Financial Results And Its Definitive Agreement To Acquire TASC

Mike Alber - *Engility Holdings, Inc. - SVP, CFO*

And Brian, just to circle back, just to be clear, you did calculate -- total debt for the acquisition for assumption of the TASC debt and then the Engility debt would be $1.2 billion.

Brian Kinstlinger - *Maxim Group - Analyst*

$1.2 billion. All right, thanks, guys.

Operator

(Operator Instructions.) Brian Ruttenbur, CRT Capital.

Brian Ruttenbur - *CRT Capital Group - Analyst*

Great. First of all, congratulations on the quarter and the acquisition. A couple questions, probably the only question you're going to be getting on the actual quarter. Just trying to understand the traction you're getting. Are you gaining the traction against customers, or is this just a wave of orders coming out that are brand new?

Tony Smeraglinolo - *Engility Holdings, Inc. - President, CEO*

I think that you, Brian, you're seeing a little bit of both. We're starting to see that investment thesis that we illuminated a couple of years ago coming into play. 2013 was a throwaway year because of sequestration furloughs, government shutdown. We've been waiting for 2014. We had certain programs earmarked. The good news is as we see those programs being awarded, we're getting more than our fair share of them. So when we see that book to bill, not only is it retaining what we have, but it's gaining, taking market share as well as what new money is coming into the market space. Craig?

Craig Reed - *Engility Holdings, Inc. - SVP Strategy and Corporate Development*

Yes, hi, Brian. This is Craig. So through the -- year to date through the third quarter, we've had over $700 million in awards. The largest amount of that has been in the third quarter, and the largest amount within the third quarter was in the month of September. So we've seen a real acceleration of that momentum, and our win rates have continued to climb, again, from year to date to the third quarter and into September. So we've had that larger volume of award potential, and we've been winning them with a higher win rate.

Brian Ruttenbur - *CRT Capital Group - Analyst*

Okay, thank you. Then turning over to TASC, can you give us the revenue or EBITDA they had in 2013? I'm just trying to understand the trend. Are they caught up with the services downtrend, too, or have they been immune to some of this downward drift?

Tony Smeraglinolo - *Engility Holdings, Inc. - President, CEO*

John?

10

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

David Spille—Engility Holdings Inc.—VP IR & Corporate Communications

Right. Brian, John Hynes here. So in the third quarter, we were $1.4 billion. In 2014, we’re going to finish $1.1 billion. And that is our plan for 2014. So we saw the downturn, we adjusted, we adjusted our cost profile and are now on plan and projected to grow next year modestly.

Brian Ruttenbur—CRT Capital Group—Analyst

Okay. And I assume EBITDA was also down from year to year?

John Hynes—TASC, Inc.—President, CEO

Correct.

Brian Ruttenbur—CRT Capital Group—Analyst

Okay, great. Okay, so the — just to understand the projections for 2015, it’s not going to be, as I understand it, accretive to 2015. It will be accretive to 2016. The way the income statement, at least, will shake out is $2.5 billion of revenue — please stop me if I’m wrong on any of these facts — EBITDA of $210 million in 2015, or is that something that will be as kind of a minimum and going higher? Can you help me out on the EBITDA?

Mike Alber—Engility Holdings, Inc.—SVP, CFO

We’re in that ballpark in terms of the adjusted EBITDA.

Brian Ruttenbur—CRT Capital Group—Analyst

Okay, on the adjusted EBITDA, then the floor is $210 million, but it could work higher as you get synergies. Is that the right way to read it?

Mike Alber—Engility Holdings, Inc.—SVP, CFO

Correct.

Brian Ruttenbur—CRT Capital Group—Analyst

Okay. Then how much depreciation and amortization will you have on the combined entity?

Mike Alber—Engility Holdings, Inc.—SVP, CFO

Yes, on a D&A, once again, we haven’t provided guidance yet for 2015. We’re going to be coming out with that in the beginning of the year. We’re still working through some of the details from that as well.

Brian Ruttenbur—CRT Capital Group—Analyst

Okay. Then taxes we can talk about, at least. There’s got to be some taxes in there. We’re talking about 4% or 5%? Is that something, is it going to be that low instead of, obviously, you’re going to get a lot of savings there, but there’s going to be some cash taxes that need to be paid, right?

Mike Alber—Engility Holdings, Inc.—SVP, CFO

Our view on that is right now that there are probably still some business license taxes that we will be subject to, probably some state taxes as well. But on a federal level for the next 5 years, we don’t expect to be a cash taxpayer.

Brian Ruttenbur—CRT Capital Group—Analyst

Okay. And then the shares outstanding is going to be 36 million, roughly? Is that correct?

Mike Alber—Engility Holdings, Inc.—SVP, CFO

Correct.

Brian Ruttenbur—CRT Capital Group—Analyst

Okay. And then the total debt — with the special dividend, just to be clear — is $1.2 billion, right?

Mike Alber—Engility Holdings, Inc.—SVP, CFO

Correct.

Brian Ruttenbur—CRT Capital Group—Analyst

Okay. And what do you project to be the average rate or what the bankers are throwing out as an average rate for that $1.2 billion?

Mike Alber—Engility Holdings, Inc.—SVP, CFO

Well, we are assuming the portfolio that’s currently in place. We’ll be putting in two tranches of incremental debt as well, and we expect to be able to achieve market rates for both that first and second lien.

Brian Ruttenbur—CRT Capital Group—Analyst

Okay. And then last question. On the paydown of the debt, you’re going to be paying down roughly what? $150 million a year is the goal?

Tony Smeraglinolo—Engility Holdings, Inc.—President, CEO

We’re going to be, our expectation is, is that we’ll continue our strong cash flow combined with the TASC cash flow as well, and then have the advantage of not paying any cash taxes in 2015. We’ll be putting out specific guidance when we put out 2015. But once again, the exciting thing about this transaction is the fact that it’s putting two very strong companies together that have strong industrial logic when you take a look at it, little or no overlap in terms of portfolios, and we’re able to take this and have a structure that allows us to be able to delever fairly quickly, given the strong cash flows that are going to be coming from this organization.

Brian Ruttenbur—CRT Capital Group—Analyst

Okay. And then I said it was the last question, but I have one more. Just is everybody moving to one central facility, or is it going to start off as the

TASC facility and the Engility facility, and then combine over time?

Tony Smeraglinolo—Engility Holdings, Inc.—President, CEO

I think, as in any kind of transaction, we’re going to look for opportunities to be able to co-locate. And a lot of this is driven by where our customers are located. Because when you take a look at our actual facility footprint, a lot of that is dictated upon where the customer is located.

The good news is, is that I think there are a significant number of opportunities for us to be able to co-locate and then be able to start shedding leases from that standpoint. So wherever it makes economical sense, we’ll look to co-locate. Wherever our customer has a need, obviously, we’ll look to do that as well.

Brian Ruttenbur—CRT Capital Group—Analyst

Great. Congratulations.

Operator

William Loomis, Stifel.

William Loomis—Stifel Nicolaus—Analyst

Congratulations on the acquisition. Big move, Tony. But just going back to some technical details, I didn’t quite, Mike, get the answer on the debt rate. Can you give us just a range of what is the market price right now for debt at this level of leverage?

Mike Alber—Engility Holdings, Inc.—SVP, CFO

Yes, so I think on first lien, you’re looking at anything from LIBOR 300 to maybe, say, LIBOR 700. It’s really going to depend on the market conditions that are out there. Second lien debt, you could look at something in the maybe 7% to 12% range. It’s really going to be dependent upon the market conditions. And I think we also have a very supportive banking group right now that has got a long track record with Engility, has been very pleased to be sitting on our credit as well. So we’ll see what we can do.

William Loomis—Stifel Nicolaus—Analyst

Okay, and then on the debt paydown, what — on Slide 18, where you have the net debt to adjusted EBITDA going down through the next 4 years, what is your assumption on that paydown in that slide each year?

Mike Alber—Engility Holdings, Inc.—SVP, CFO

It’s basically based on our cash flow statement that we developed for our financing portfolio. So it basically has our revenue assumptions in there, operating income, EBITDA as well, and then based on expected interest rates as well.

William Loomis—Stifel Nicolaus—Analyst

Okay, but you don’t want to tell us the assumptions behind that, at least the cash flow assumption each year for that paydown?

Mike Alber—Engility Holdings, Inc.—SVP, CFO

Bill, we’ll be providing more information going forward.

William Loomis—Stifel Nicolaus—Analyst

Okay. And then in terms of — so EB to EBITDA, if we look at the value of the transaction on TASC’s adjusted EBITDA, this year it was 12 times EB to

EBITDA. You take the $370 million net present value of the tax shield and take that out, and you get to 7.9. Is that right?

Mike Alber—Engility Holdings, Inc.—SVP, CFO

That’s correct, Bill.

William Loomis—Stifel Nicolaus—Analyst

Okay. On the cost savings, with TASC having, was it 73% of the revenues in cost-type contracts, and I think, given the nature of their work, you’re probably not going to consolidate a good amount of facilities, just because of the classified nature of the work, where are those cost savings really going to come from, mostly?

Mike Alber—Engility Holdings, Inc.—SVP, CFO

Bill, I think the majority of the cost savings are going to be really efficiencies that we gain from a back-office perspective. As Tony mentioned, the consolidation really will have little or no impact to most of the working folks. It’s really going to be a consolidation of indirect functions — accounting, finance, contracts — as well as looking at non-labor savings as well. There’s a lot of duplicate costs in terms of consultants, IT, and then also on a longer term, and really, that’s why we’re looking at 2017 and beyond, in terms of the ability to be able to take some of the SG&A expenses and indirect expenses out of combined facilities as well as we begin to start rolling off leases and start looking for consolidation opportunities.

So as we’ve mentioned, Engility was fortunate enough to inherit a fairly sizable facility footprint when we spun in 2012, a gift from our parent. The folks from TASC also received the same gift. So as we move forward, we’re definitely going to be looking for opportunities to be able to save in that area.

William Loomis—Stifel Nicolaus—Analyst

Okay. And then why the special dividend? Why not just use it to lower debt levels overall?

Mike Alber—Engility Holdings, Inc.—SVP, CFO

In order for us to be able to preserve the tax asset there, we had to come up with a structure that would not cause us to lose that asset. So in order to do that, we had to structure an ownership structure in which we had a roughly 51%/49% ownership structure. And the dividend was used to basically reduce our equity structure down to that 49%. And so in order to do that, we are doing that through this special dividend.

William Loomis—Stifel Nicolaus—Analyst

Okay. And do you need to maintain 51% for the priority group each year for the next — to utilize this over the next 5 years or so?

Mike Alber—Engility Holdings, Inc.—SVP, CFO

We do. We do, and as mentioned in the call, the organization’s got a lock-up provision that will basically allow us to be able to maintain that tax structure over the next 5 years.

William Loomis—Stifel Nicolaus—Analyst

So we’d get buybacks, or you’ll do buybacks to make sure that option creep and other things don’t lower that? So you’re going to work to make sure that doesn’t come up for other reasons, right?

Mike Alber—Engility Holdings, Inc.—SVP, CFO

Absolutely, absolutely. It’s too valuable. On a macro sense, we’re looking at a $1.4 billion asset. On a net present value basis, it was valued at around

$370 million. So we have put sufficient protections around that to be able to utilize that, so to basically minimize or eliminate any cash taxes over the next 5 years and then be in a tax-advantaged position all the way through 2024.

William Loomis—Stifel Nicolaus—Analyst

Okay. Okay, thank you. It makes sense.

Operator

(Operator Instructions.) Brian Kinstlinger, Maxim.

Brian Kinstlinger—Maxim Group—Analyst

On TASC, I’m curious, and maybe I missed it. I got dropped off for a second. How much of the revenue is related to in-theater work, and what’s that going to look like, do you expect, in 2015? I know you’ve laid it out for Engility before.

Tony Smeraglinolo—Engility Holdings, Inc.—President, CEO

John?

John Hynes—TASC, Inc.—President, CEO

Brian, John Hynes again. Virtually none of our work is based on in-theater activities. It’s very, very small.

Brian Kinstlinger—Maxim Group—Analyst

Great. Are there any known programs that are rolling off that will create a headwind for your business next year?

John Hynes—TASC, Inc.—President, CEO

Not for next year, no. What we’ve had has already been taken into account. And the one place where we had anything that was tangible was in our NSA market. Not strictly OCO funding, but war-related funding.

Brian Kinstlinger—Maxim Group—Analyst

Great. And the last question I have, I’m curious what percentage of your contract awards or bookings came from taking business away from incumbents, because your strategy really revolves around lower pricing and cost efficiencies and doing that. So I’m curious to somehow get a gauge at how you’re progressing with that model.

Tony Smeraglinolo—Engility Holdings, Inc.—President, CEO

Brian, Craig, do you have — I’m not sure we slice it exactly that way in terms of takeaways as opposed to just new business wins.

Craig Reed—Engility Holdings, Inc.—SVP Strategy and Corporate Development

No, we look at both new business and recompete business. And recompetes are the smallest portion of our overall business mix. So the majority of our business is new business in our pipeline.

Brian Kinstlinger—Maxim Group—Analyst

Right. But on what you actually won, I’m talking about, for example, this quarter you had a book to bill of 1.2. Is the majority of that recompetes, or is the majority of that takeaways from incumbents?

Craig Reed—Engility Holdings, Inc.—SVP Strategy and Corporate Development

I don’t think we’ve given that level of detail out. Instead of trying to come up with this on the fly, let me come back to that and get you a number.

Brian Kinstlinger—Maxim Group—Analyst

Okay. Thanks, guys.

Operator

Ladies and gentlemen, this concludes the question-and-answer portion of today’s call. I will now turn the call back over to Tony Smeraglinolo for closing remarks.

Tony Smeraglinolo—Engility Holdings, Inc.—President, CEO

Well, thank you for joining us today. We are pleased with our third-quarter performance and we are extremely excited about the transformational acquisition of TASC. Thanks again for your interest in Engility, and we look forward to talking with you soon. And thanks, and everybody have a great evening. Appreciate it.

Operator

Ladies and gentlemen, that concludes today’s conference. Thank you all for your participation, and you may all now disconnect. Have a wonderful day.

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2014, Thomson Reuters. All Rights Reserved.

OCTOBER 28, 2014 / 9:00PM, EGL—Engility Holdings, Inc. Conference Call To Discuss Its Third Quarter 2014

Financial Results And Its Definitive Agreement To Acquire TASC